

Sprint

The Sprint
Quarterly Investor Update

Fiscal 1Q15

August 4, 2015







Sprint
Direct 2 You

Sprint
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— Join —
All-In
Wireless

CUT YOUR BILL IN
HALF

SPRINT REPORTS CONTINUED PROGRESS IN ITS TURNAROUND DURING THE FIRST FISCAL QUARTER OF 2015

POSTPAID PHONE NET ADDITIONS IN THE LAST TWO MONTHS OF THE QUARTER
LOWEST POSTPAID CHURN IN COMPANY HISTORY

- *Sprint platform postpaid phone losses were 12,000 in the quarter with phone net additions in May, June and July*
    - *Improved sequentially for the fifth consecutive quarter and by over 600,000 year-over-year*

- *Best-ever Sprint platform postpaid churn of 1.56 percent improved 49 basis points year-over-year*

- *Sprint platform net additions of 675,000 compared to net losses of 220,000 in the prior year quarter*

- *Massive improvement in network performance*
    - *Earned 180 RootScore® awards in the first-half of 2015 compared to only 27 a year ago*
    - *Deployment of carrier aggregation bringing greater data speed and capacity to customers*

- *Operating Income of $501 million and Adjusted EBITDA* of $2.1 billion*
    - *Raising fiscal year 2015 Adjusted EBITDA* outlook from $6.5 to $6.9 billion to $7.2 to $7.6 billion*

> "Over the past year, Sprint has made meaningful progress in our turnaround by improving our network performance and enhancing our overall value proposition. As a result, we hit significant milestones during the quarter by posting the company's lowest-ever churn and recording postpaid phone net additions in both May and June, as well as for a third consecutive month in July. Going forward, we are confident in our plan to leverage our unique spectrum assets to make our network a competitive advantage, aggressively reduce operating costs, and utilize our business relationships and assets to fund our turnaround."
>
> **Marcelo Claure, Sprint CEO**



The Sprint Quarterly Investor Update is a publication of the Sprint Investor Relations department, which can be reached by phone at 1-800-259-3755 or via e-mail at investor.relations@sprint.com.

Trended financial performance metrics can also be found on our Investor Relations website at **sprint.com/investors**.

TABLE OF CONTENTS



Connections^
- Net Additions (In Thousands)
- End of Period (In Millions)

	1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
End of Period	53.3	53.9	54.9	56.1	56.8
Net Additions	(220)	590	967	1,249	675



Postpaid Net Adds^
In Thousands

1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
(181)	(272)	30	211	310



Postpaid Churn^

1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
2.05%	2.18%	2.30%	1.84%	1.56%

CUSTOMER METRICS

Sprint is improving the customer experience with better network performance and a compelling value proposition, including simple offers such as its industry-first leasing program and the recently introduced All-In Wireless plans. The company made significant progress on retaining more of its valuable postpaid customers, including a record low Sprint platform postpaid churn rate of 1.56 percent - a 49 basis point improvement year-over-year. Additionally, the company saw strong improvement in the more profitable phone customers.

The company had more than 57 million connections at the end of the quarter, with 56.8 million on the Sprint platform including 30 million postpaid, 15.3 million prepaid, and 11.5 million wholesale and affiliate connections. Sprint platform net additions were 675,000 for the quarter compared to net losses of 220,000 in the year-ago period. The year-over-year improvement was primarily attributable to fewer postpaid phone customer losses.

- **Retail net losses** on the Sprint Platform were 56,000 in the quarter, compared to net losses of 723,000 in the year-ago quarter and net additions of 757,000 in the prior quarter. The year-over-year improvement was driven by both higher gross additions and lower postpaid churn. The sequential decline was attributable to lower gross additions.

- **Wholesale and affiliate net additions** on the Sprint platform were 731,000 in the quarter, compared to 503,000 in the year-ago quarter and 492,000 in the prior quarter. The year-over-year and sequential growth was mostly driven by connected devices.

Postpaid^

- **Net additions** were 310,000 during the quarter compared to 181,000 net losses in the year-ago period and 211,000 net additions in the prior quarter. The 491,000 year-over-year improvement was driven by both lower churn and higher prime credit quality gross additions, while the sequential improvement was mostly related to lower churn. Fewer phone losses were a major contributor to the year-over-year improvement in net additions, partially offset by lower tablet additions. The sequential improvement was primarily driven by fewer phone losses, which improved for the fifth consecutive quarter. Additionally, postpaid was net port positive versus competitors for the second consecutive quarter.

- **Churn** was 1.56 percent – a record low – compared to 2.05 percent for the year-ago period and 1.84 percent for the prior quarter. The 49 basis point year-over-year improvement was driven by improved quality of

^ indicates results specific to Sprint Platform

Postpaid Phone Net Losses^
In Thousands



Postpaid Connections^
In Millions



Retail Sales^
In Millions



recently acquired customers and network performance improvements. The sequential improvement was driven by seasonality and continuing benefits from network performance improvements.

- **Phone losses** of 12,000 in the quarter were the fifth consecutive quarter of sequential improvement and compared to 620,000 for the year-ago period and 201,000 for the prior quarter. The year-over-year improvement was primarily driven by lower churn and a 13 percent increase in gross additions, including a 47 percent increase in prime credit quality gross additions. Sequentially, fewer deactivations were the primary driver of the improvement. For the first time in nearly two years, Sprint recorded monthly postpaid phone net additions in both May and June. The company ended the quarter with 24.9 million phone connections.

- **Tablet net additions** were 271,000 in the quarter compared to 535,000 for the year-ago period and 349,000 for the prior quarter. Both the year-over-year and sequential declines were due to lower gross additions as the company focuses on growing phone connections. The company ended the quarter with 2.9 million tablet connections.

Prepaid^

- **Net losses** were 366,000 during the quarter compared to net losses of 542,000 in the year-ago quarter and net additions of 546,000 in the prior quarter. The year-over-year improvement was primarily associated with fewer losses in the Assurance brand. The sequential decline was primarily driven by seasonality and less promotional activity in the Boost brand.

- **Churn** was 5.08 percent compared to 4.44 percent for the year-ago period and 3.84 percent for the prior quarter. In the quarter, the company enhanced prepaid subscriber reporting to remove one of our rules that matches customers who disconnect and then re-engage. This enhancement had no impact to net additions, but did result in reporting higher deactivations and higher gross additions in the quarter. Without this enhancement, churn in the quarter would have been 4.33 percent, relatively flat year-over-year and sequentially higher by 49 basis points mostly due to seasonality.

SALES

Retail Sales on the Sprint platform were 7.3 million during the quarter compared to 6.3 million in the year-ago quarter and 7.9 million in the prior quarter. The 16 percent year-over-year increase was driven by higher prepaid sales and



Postpaid Device Financing Percentage of Postpaid Sales^

- Equipment Installment Plan
- Lease

	1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
Total	28%	27%	46%	53%	64%
Lease		3%	25%	37%	51%
Equipment Installment Plan	28%	24%	21%	16%	13%



Postpaid Smartphones^

- Percentage of Phone Base
- Percentage of Phone Sales

	1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
Percentage of Phone Sales	95%	95%	97%	97%	97%
Percentage of Phone Base	85%	86%	87%	88%	89%



Postpaid LTE Devices^

- Percentage of Base
- Percentage of Smartphone Base

	1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
Percentage of Smartphone Base	66%	73%	81%	86%	89%
Percentage of Base	55%	62%	69%	73%	77%

higher postpaid upgrades. The sequential decline was primarily driven by prepaid seasonality.

Postpaid^

- **Device financing** take rate was 64 percent for the quarter compared to 28 percent for the year-ago period and 53 percent for the prior quarter. Leasing take rate rose to 51 percent of sales in the quarter from 37 percent in the prior quarter. At the end of the quarter, 31 percent of the postpaid connection base was active on a device financing agreement with 16 percent on leasing and 15 percent on installment.

- **Upgrade rate** was 7.9 percent during the quarter compared to 7.2 percent for the year-ago quarter and 7.5 percent for the prior quarter.

- **Smartphones** comprised 97 percent of phones sold in the quarter, a two percentage point increase year-over-year and flat with the prior quarter. At the end of the quarter, smartphones represented 89 percent of the 24.9 million ending phone connection base.

- **LTE devices** represented 77 percent of the 30 million ending connection base compared to 55 percent at the end of the year-ago quarter. The percentage of the smartphone base with LTE capable devices rose to 89 percent at the end of the quarter, a 23 percentage point increase from the year-ago period.

DISTRIBUTION

Closing the Gap on Distribution
To build on its recent momentum and increase customer acquisition in the future, Sprint took several actions to expand its retail distribution and close the gap with its competitors. Sprint's total retail footprint now includes approximately 4,500 locations in the U.S.


Sprint
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Sprint
Direct 2 You
Direct 2 You


ROOT Metrics®
Wins / Ties
All Categories
180
27
1H14
1H15

[i]*Rankings based on 125 RootMetrics (January 1 – June 30, 2015) RootScore Reports for mobile performance as tested on best available plans and devices on four mobile networks across all available network types. Your experiences may vary. The RootMetrics award is not an endorsement of Sprint. Visit www.rootmetrics.com for more details.*


A Sampling of the Seven Sprint
Carrier Aggregation-Enabled Devices
Samsung Galaxy
Note® Edge
LG G4
Sprint International
Mobile Hotspot by ZTE

- *Sprint-RadioShack Stores* - All 1,435 co-branded stores are open and staffed with Sprint employees. The fully operational "store-within-a-store" retail model has been completed in about one quarter of the locations with the remaining expected to be complete by the end of calendar year 2015.
- *Sprint® Direct 2 You* - This one-of-a-kind service, which features a Sprint expert helping customers set up a mobile device at any location the customer chooses for free, has expanded to several new major metropolitan areas across the country. The service is now available in Chicago, Dallas, Denver, Kansas City, Los Angeles, Miami, New York, San Francisco, Tampa, Washington, D.C. and surrounding areas.
- *Dixon's Carphone* - Sprint entered into a commercial relationship with Dixon's Carphone, a premier European consumer electronics retailer renowned for innovation in wireless retail sales, to build and operate approximately 20 new Sprint stores in select U.S. markets with potential for significant expansion.

NETWORK

RootScore® Awards Demonstrate Continued Progress on Network Performance; Next Evolution Underway
Sprint remained focused on building a network that delivers the consistent reliability, capacity and speed that customers demand and its progress continues to be recognized. Independent mobile analytics firm RootMetrics demonstrated the company's network improvements by awarding Sprint a total of 180 first place (outright or shared) RootScore Awards for overall, reliability, speed, data, call, or text network performance in 125 markets measured in the first half of 2015 compared to only 27 awards in the year-ago period[i].

More recently, the company announced the availability of carrier aggregation, which produces more capacity and is expected to double data speeds, addressing a key area for improvement. The company is rolling out two-channel (2x20 MHz) carrier aggregation, a feature of LTE-Advanced that combines bands of spectrum to create wider channels in the 2.5 GHz band, on select sites within various markets across the country. In addition, Sprint is one of the first operators to roll out carrier aggregation with antenna beamforming, which significantly improves customers' experience at the cell edge. Tests by independent third parties have confirmed the performance improvements of these actions.

Sprint has made significant progress on network performance and has started the next evolution of the network. This will involve significant densification of the network including additional macro cell sites, deployment of tens of thousands of small cells, and further expansion of the 2.5 GHz spectrum across the company's existing sites.



Net Operating Revenues
Dollars In Millions

Legend: ■ Wireline, other operations, and eliminations; ■ Wireless Equipment; ■ Wireless Service

	1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
Total	$8,789	$8,488	$8,973	$8,282	$8,027
Wireless Equipment	$1,106	$1,039	$1,701	$1,144	$990
Wireless Service	$7,087	$6,890	$6,732	$6,628	$6,550



Postpaid Average Billings Per User (ABPU)^*

Legend: ■ Service; ■ Equipment

1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
$63.59	$62.75	$62.16	$61.71	$61.67



Postpaid Average Billings Per Account (ABPA)^*

Legend: ■ Service; ■ Equipment

1QFY14	2QFY14	3QFY14	4QFY14	1QFY15
$161.35	$161.12	$161.35	$162.89	$164.63

Revenues

- **Net operating revenues** of $8 billion for the quarter decreased nine percent when compared to the year-ago quarter and three percent when compared to the prior quarter. The $762 million year-over-year decline was driven by lower wireless and wireline service revenues and also lower equipment revenues. The $255 million sequential decline was primarily due to lower equipment and wireless service revenues.

- **Wireless service revenues** of $6.6 billion for the quarter were down eight percent year-over-year due to a lower postpaid phone customer base and lower rate plans offered in conjunction with device financing options. The sequential decline of one percent was primarily attributable to lower rate plans offered in conjunction with device financing options.

- **Wireless equipment revenues** of $990 million for the quarter declined $116 million year-over-year and $154 million sequentially. The year-over-year decline was mostly related to a shift from installment billing sales, which recognize more revenue at the point of sale, to leasing sales, which recognize revenues over time. The sequential decline was primarily driven by lower non-lease sales volumes, partially offset by higher revenues from leased devices.

- **Wireline revenues** of $630 million for the quarter declined $116 million year-over-year and $38 million sequentially. The year-over-year and sequential declines were both driven by lower voice rates and volumes and the annual intercompany rate reduction based on current market prices for voice and IP services sold to the wireless segment. Additionally, the year-over-year decline was also impacted by the migration of wholesale cable VoIP customers off of Sprint's IP platform.

- **Postpaid Average Billings Per User (ABPU)^*** of $61.67 for the quarter declined three percent year-over-year and was flat sequentially. The year-over-year decline was primarily related to a higher mix of tablets, which have a lower monthly recurring charge than phones, and a shift to lower priced rate plans offered in conjunction with device financing options, partially offset by higher installment billings and lease revenues associated with device financing.

- **Postpaid Average Billings Per Account (ABPA)^*** of $164.63 for the quarter increased two percent year-over-year and one percent sequentially. Both year-over-year and sequentially, higher installment billings and lease revenues more than offset the lower rate plans offered in conjunction with device financing options.



Cost of Services
Dollars In Millions

- **Prepaid ARPU^** of $27.81 for the quarter increased $0.43 year-over-year and $0.31 sequentially. The year-over-year and sequential increases were primarily driven by changes in the mix of our customer base among our prepaid brands, partially offset by pricing changes in our Boost brand.

Operating Expenses

- **Cost of services** of $2.4 billion for the quarter decreased $127 million year-over-year, primarily due to lower wireline international voice volumes and rates, lower wireless postpaid roaming expenses, and lower backhaul spend driven by T-1 migration to Ethernet, partially offset by higher wireless service and repair costs. Sequentially, cost of services was relatively flat.



Cost of Products
Dollars In Millions

- **Cost of products** of $1.4 billion for the quarter declined $793 million year-over-year and $462 million sequentially mostly driven by lower non-lease sales volumes as customer preference shifts towards device leasing options.

- **SG&A expenses** of $2.2 billion for the quarter declined $97 million year-over-year and $144 million sequentially. The year-over-year decrease was primarily driven by lower bad debt expense as our customer credit profile improved. The sequential decline in SG&A was mostly attributable to overhead reductions.

- **Depreciation and amortization** expense of $1.6 billion for the quarter increased $307 million year-over-year and $134 million sequentially. Both the year-over-year and sequential increases were primarily related to depreciation of devices associated with our leasing options, which were introduced in September 2014. Leased device depreciation was $276 million in the quarter and $150 million in the prior quarter.



Selling, General, and Administrative
Dollars In Millions

Depreciation and Amortization
Dollars In Millions



Adjusted EBITDA*
Dollars In Millions



Cash Capital Expenditures
Dollars In Millions



Adjusted EBITDA* & Operating Income (Loss)

- **Adjusted EBITDA*** was $2.1 billion for the quarter compared to $1.8 billion in the year-ago quarter and $1.7 billion in the prior quarter. Adjusted EBITDA* increased 14 percent year-over-year as expense reductions more than offset the decline in operating revenues. In spite of additional costs related to higher retail sales volumes, total expenses improved primarily due to lower cost of product expenses related to the introduction of device leasing options for which the associated cost is recorded as depreciation expense over the term of the lease, lower cost of service expenses on the wireline network, and lower wireless bad debt expense as a result of a higher mix of prime credit quality customers. Sequentially, Adjusted EBITDA* increased $339 million mostly due to lower cost of products.

- **Operating income** was $501 million in the quarter compared to operating income of $519 million in the year-ago quarter and $318 million in the prior quarter. Operating income was essentially flat year-over-year as higher depreciation associated with the introduction of device leasing offset the items identified above in Adjusted EBITDA*. Sequentially, operating income increased by $183 million as the increase in Adjusted EBITDA* identified above was partially offset by higher depreciation associated with device leasing.

Capital Expenditures & Free Cash Flow*

- **Cash capital expenditures** were $2.3 billion in the quarter compared to $1.2 billion in the year-ago quarter and $2.0 billion in the prior quarter. The year-over-year $1.1 billion increase in spending was due to $556 million greater investments in the network, as well as $544 million related to device leasing in our indirect channels, where we purchase the title to the devices from the dealers and retailers.

- **Free Cash Flow*** was negative $2.2 billion for the quarter compared to negative $496 million in the year-ago quarter and negative $914 million in the prior quarter. The year-over-year change was primarily impacted by unfavorable changes to working capital and higher capital expenditures, as the shift to installment billing and leasing for devices from the subsidy model shifts customer payments for devices from the point of sale to over time. Sequentially, after normalizing for non-operational impacts of a $500 million repayment in the quarter on the receivables facility, free cash flow* would have been negative $1.7 billion for the quarter, which is roughly flat to last quarter when adjusting for the $500 million receivables draw and small spectrum sale.



Liquidity Position
Dollars In Billions

- Cash, Equivalents, & ST Investments
- Revolver Availability
- Receivables Facility Availability

Liquidity & Debt

- Total liquidity was $6.6 billion at the end of the quarter including $2.3 billion of cash, cash equivalents and short-term investments, $2.9 billion of undrawn borrowing capacity under the revolving bank credit facility, and $1.4 billion of undrawn capacity under the receivables facility. In addition, the company had $1.3 billion of availability under vendor financing agreements that can be utilized toward the purchase of 2.5 GHz network equipment. Sprint has been working with Softbank and other partners in setting up a leasing company that will finance its devices leased by customers on attractive terms. These arrangements are expected to be finalized in the coming months, and Softbank is expected to be a minority equity investor in the leasing company. With additional expected expense reductions, a capital efficient deployment of the network, and funding from the proposed leasing company, Sprint currently does not expect to raise additional capital through the public debt or equity markets in the foreseeable future, nor does it currently expect to sell spectrum.

- **Net Debt* excluding net premiums** was $30.8 billion at the end of the quarter. This compares to $25.7 billion in the year-ago quarter and $28.5 billion in the prior quarter.



Installment receivables, net and QoQ Change in Installment receivables, net
Dollars In Millions

- QoQ Change in Install.
- Install. receivable, net

Device Financing

- **Net Installment receivables** at the end of the quarter were $1.2 billion compared to $1 billion at the end of the year-ago quarter and $1.4 billion at the end of the prior quarter. The sequential decline was primarily driven by billings for prior period sales exceeding new installment billing sales.

- **Leased Devices** included in net PP&E at the end of the quarter were $2.8 billion. The $1 billion sequential increase was primarily due to a $1.3 billion increase in leased devices in gross PP&E driven by a 51 percent leasing take rate for postpaid sales in the quarter.



Leased Devices in PP&E, net and QoQ Change in Leased devices, gross
Dollars In Millions

- QoQ Change in Lease devices, gross
- Leased devices, PP&E net

Financial Outlook

- As a result of improved customer trends, a greater reduction in operating expenses, and a higher mix of sales on device financing options, the company is raising its outlook for fiscal year 2015 Adjusted EBITDA* from its previous expectation of $6.5 to $6.9 billion to a range of $7.2 and $7.6 billion, excluding any accounting impacts from the potential lease financing.

- The company expects fiscal year 2015 *cash* capital expenditures to be approximately $5 billion, excluding the impact of leased devices sold through indirect channels. This compares to the previous expectation of *accrued* capital expenditures of approximately $5 billion.

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	6/30/15	3/31/15	6/30/14
Sprint Platform:			
Net Additions (Losses) (in thousands)			
Postpaid	310	211	(181)
Prepaid	(366)	546	(542)
Wholesale and affiliate	731	492	503
Total Sprint Platform Wireless Net Additions (Losses)	**675**	**1,249**	**(220)**
End of Period Connections (in thousands)			
Postpaid	30,016	29,706	29,737
Prepaid	15,340	15,706	14,715
Wholesale and affiliate	11,456	10,725	8,879
Total Sprint Platform End of Period Connections	**56,812**	**56,137**	**53,331**
Churn			
Postpaid	1.56%	1.84%	2.05%
Prepaid	5.08%	3.84%	4.44%
Supplemental Data - Connected Devices			
End of Period Connections (in thousands)			
Retail postpaid	1,439	1,320	988
Wholesale and affiliate	6,620	5,832	4,192
Total	**8,059**	**7,152**	**5,180**
Supplemental Data - Total Company			
End of Period Connections (in thousands)			
Sprint platform	56,812	56,137	53,331
Transactions [1]	856	1,004	1,222
Total	**57,668**	**57,141**	**54,553**
Sprint Platform ARPU [a]			
Postpaid	$ 55.48	$ 56.94	$ 62.07
Prepaid	$ 27.81	$ 27.50	$ 27.38

NON-GAAP RECONCILIATION - AVERAGE BILLINGS PER USER (ABPU)* and AVERAGE BILLINGS PER ACCOUNT (ABPA)* (Unaudited)
(Millions, except ABPU*, accounts and ABPA*)

	Quarter To Date		
	6/30/15	3/31/15	6/30/14
ABPU* [b] and ABPA* [c]			
Sprint platform postpaid service revenue	$ 4,964	$ 5,049	$ 5,553
Add: Installment plan billings and lease revenue	554	423	137
Total for Sprint platform postpaid connections	$ 5,518	$ 5,472	$ 5,690
Sprint platform postpaid ABPU*	$ 61.67	$ 61.71	$ 63.59
Sprint platform postpaid accounts (in thousands)	11,175	11,199	11,753
Sprint platform postpaid ABPA*	$ 164.63	$ 162.89	$ 161.35

[a] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections.

[b] Sprint platform postpaid ABPU* is calculated by dividing service revenue earned from customers plus installment plan billings and lease revenue by the sum of the monthly average number of connections during the period.

[c] Sprint platform postpaid ABPA* is calculated by dividing service revenue earned from customers plus installment plan billings and lease revenue by the sum of the monthly average number of accounts during the period.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per Share Data)

			Quarter To Date			
		6/30/15		3/31/15		6/30/14
Net Operating Revenues						
Service revenue	$	7,037	$	7,138	$	7,683
Equipment revenue		990		1,144		1,106
Total Net Operating Revenues		**8,027**		**8,282**		**8,789**
Net Operating Expenses						
Cost of services (exclusive of depreciation and amortization below)		2,393		2,381		2,520
Cost of products (exclusive of depreciation and amortization below)		1,365		1,827		2,158
Selling, general and administrative		2,187		2,331		2,284
Depreciation and amortization		1,588		1,454		1,281
Other, net		(7)		(29)		27
Total net operating expenses		7,526		7,964		8,270
Operating Income		**501**		**318**		**519**
Interest expense		(542)		(523)		(512)
Equity in earnings of unconsolidated investments and other, net		4		8		1
(Loss) Income before Income Taxes		**(37)**		**(197)**		**8**
Income tax benefit (expense)		17		(27)		15
Net (Loss) Income	$	**(20)**	$	**(224)**	$	**23**
Basic Net (Loss) Income Per Common Share	$	**(0.01)**	$	**(0.06)**	$	**0.01**
Diluted Net (Loss) Income Per Common Share	$	**(0.01)**	$	**(0.06)**	$	**0.01**
Basic Weighted Average Common Shares outstanding		3,967		3,962		3,945
Diluted Weighted Average Common Shares outstanding		3,967		3,962		4,002
Effective Tax Rate		**45.9%**		**-13.7%**		**-187.5%**

NON-GAAP RECONCILIATION - NET (LOSS) INCOME TO ADJUSTED EBITDA* (Unaudited)

(Millions)

			Quarter To Date			
		6/30/15		3/31/15		6/30/14
Net (Loss) Income	$	**(20)**	$	**(224)**	$	**23**
Income tax (benefit) expense		(17)		27		(15)
(Loss) Income before Income Taxes		**(37)**		**(197)**		**8**
Equity in earnings of unconsolidated investments and other, net		(4)		(8)		(1)
Interest expense		542		523		512
Operating Income		**501**		**318**		**519**
Depreciation and amortization		1,588		1,454		1,281
EBITDA*		**2,089**		**1,772**		**1,800**
Severance and exit costs [2]		13		(29)		27
Reduction in liability - U.S. Cellular asset acquisition [3]		(20)		-		-
Adjusted EBITDA*	$	**2,082**	$	**1,743**	$	**1,827**
Adjusted EBITDA Margin*		**29.6%**		**24.4%**		**23.8%**

Selected items:

Cash paid for capital expenditures - network and other	$	1,802	$	1,608	$	1,246
Cash paid for capital expenditures - leased devices	$	544	$	439	$	-

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

		Quarter To Date		
		6/30/15	3/31/15	6/30/14
Net Operating Revenues				
Service revenue				
Sprint platform:				
Postpaid	$	4,964 $	5,049 $	5,553
Prepaid		1,300	1,272	1,221
Wholesale, affiliate and other		181	189	163
Total Sprint platform		6,445	6,510	6,937
Total transactions [1]		105	118	150
Total service revenue		6,550	6,628	7,087
Equipment revenue		990	1,144	1,106
Total net operating revenues		**7,540**	**7,772**	**8,193**
Net Operating Expenses				
Cost of services (exclusive of depreciation and amortization below)		2,005	2,006	2,049
Cost of products (exclusive of depreciation and amortization below)		1,365	1,827	2,158
Selling, general and administrative		2,096	2,242	2,193
Depreciation and amortization		1,540	1,406	1,212
Other, net		(8)	(29)	23
Total net operating expenses		6,998	7,452	7,635
Operating Income	$	**542** $	**320** $	**558**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)

(Millions)

		Quarter To Date		
		6/30/15	3/31/15	6/30/14
Operating Income	$	**542** $	**320** $	**558**
Severance and exit costs [2]		12	(29)	23
Reduction in liability - U.S. Cellular asset acquisition [3]		(20)	-	-
Depreciation and amortization		1,540	1,406	1,212
Adjusted EBITDA*	$	**2,074** $	**1,697** $	**1,793**
Adjusted EBITDA Margin*		**31.7%**	**25.6%**	**25.3%**
Selected items:				
Cash paid for capital expenditures - network and other	$	1,640 $	1,518 $	1,120
Cash paid for capital expenditures - leased devices	$	544 $	439 $	-

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

		Quarter To Date	
	6/30/15	3/31/15	6/30/14
Net Operating Revenues			
Voice	$ 233	$ 264	$ 327
Data	49	52	56
Internet	328	335	345
Other	20	17	18
Total net operating revenues	**630**	**668**	**746**
Net Operating Expenses			
Costs of services (exclusive of depreciation and amortization below)	534	538	626
Selling, general and administrative	87	90	85
Depreciation and amortization	46	46	67
Other, net	1	(2)	4
Total net operating expenses	668	672	782
Operating Loss	**$ (38)**	**$ (4)**	**$ (36)**

WIRELINE NON-GAAP RECONCILIATION (Unaudited)

(Millions)

		Quarter To Date	
	6/30/15	3/31/15	6/30/14
Operating Loss	$ (38)	$ (4)	$ (36)
Severance and exit costs [2]	1	(2)	4
Depreciation and amortization	46	46	67
Adjusted EBITDA*	**$ 9**	**$ 40**	**$ 35**
Adjusted EBITDA Margin*	**1.4%**	**6.0%**	**4.7%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 68	$ 70	$ 59

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)

(Millions)

		Quarter To Date	
	6/30/15	3/31/15	6/30/14
Operating Activities			
Net (loss) income	$ (20)	$ (224)	$ 23
Depreciation and amortization	1,588	1,454	1,281
Provision for losses on accounts receivable	163	162	225
Share-based and long-term incentive compensation expense	18	(3)	26
Deferred income tax (benefit) expense	(13)	25	(23)
Amortization of long-term debt premiums, net	(78)	(77)	(74)
Other changes in assets and liabilities:			
Accounts and notes receivable	(1,683)	712	(369)
Inventories and other current assets	869	(529)	(97)
Accounts payable and other current liabilities	(867)	(702)	(272)
Non-current assets and liabilities, net	83	82	(76)
Other, net	68	76	35
Net cash provided by operating activities	**128**	**976**	**679**
Investing Activities			
Capital expenditures - network and other	(1,802)	(1,608)	(1,246)
Capital expenditures - leased devices	(544)	(439)	-
Expenditures relating to FCC licenses	(26)	(42)	(41)
Reimbursements relating to FCC licenses	-	-	95
Change in short-term investments, net	(37)	88	(102)
Proceeds from sales of assets and FCC licenses	1	201	20
Other, net	(3)	(2)	(3)
Net cash used in investing activities	**(2,411)**	**(1,802)**	**(1,277)**
Financing Activities			
Proceeds from debt and financings	346	1,630	-
Repayments of debt, financing and capital lease obligations	(26)	(184)	(210)
Proceeds from issuance of common stock, net	4	(15)	9
Other, net	9	(50)	-
Net cash provided by (used in) financing activities	**333**	**1,381**	**(201)**
Net (Decrease) Increase in Cash and Cash Equivalents	**(1,950)**	**555**	**(799)**
Cash and Cash Equivalents, beginning of period	4,010	3,455	4,970
Cash and Cash Equivalents, end of period	$ 2,060	$ 4,010	$ 4,171

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)

(Millions)

		Quarter To Date	
	6/30/15	3/31/15	6/30/14
Net Cash Provided by Operating Activities	$ 128	$ 976	$ 679
Capital expenditures - network and other	(1,802)	(1,608)	(1,246)
Capital expenditures - leased devices	(544)	(439)	-
(Expenditures) reimbursements relating to FCC licenses, net	(26)	(42)	54
Proceeds from sales of assets and FCC licenses	1	201	20
Other investing activities, net	(3)	(2)	(3)
Free Cash Flow*	$ (2,246)	$ (914)	$ (496)

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Millions)

		6/30/15		3/31/15
Assets				
Current assets				
Cash and cash equivalents	$	2,060	$	4,010
Short-term investments		203		166
Accounts and notes receivable, net		3,813		2,290
Device and accessory inventory		949		1,359
Deferred tax assets		87		62
Prepaid expenses and other current assets		673		1,890
Total current assets		7,785		9,777
Property, plant and equipment, net		20,563		19,721
Goodwill		6,575		6,575
FCC licenses and other		40,013		39,987
Definite-lived intangible assets, net		5,516		5,893
Other assets		987		1,077
Total assets	**$**	**81,439**	**$**	**83,030**
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	3,272	$	4,347
Accrued expenses and other current liabilities		4,458		5,293
Current portion of long-term debt, financing and capital lease obligations		1,384		1,300
Total current liabilities		9,114		10,940
Long-term debt, financing and capital lease obligations		32,746		32,531
Deferred tax liabilities		13,913		13,898
Other liabilities		3,941		3,951
Total liabilities		**59,714**		**61,320**
Stockholders' equity				
Common shares		40		40
Paid-in capital		27,492		27,468
Treasury shares, at cost		-		(7)
Accumulated deficit		(5,403)		(5,383)
Accumulated other comprehensive loss		(404)		(408)
Total stockholders' equity		21,725		21,710
Total liabilities and stockholders' equity	**$**	**81,439**	**$**	**83,030**

NET DEBT* (NON-GAAP) (Unaudited)

(Millions)

		6/30/15		3/31/15
Total Debt	$	34,130	$	33,831
Less: Cash and cash equivalents		(2,060)		(4,010)
Less: Short-term investments		(203)		(166)
Net Debt*	**$**	**31,867**	**$**	**29,655**

SCHEDULE OF DEBT (Unaudited)

(Millions)

ISSUER	COUPON	MATURITY	6/30/15 PRINCIPAL
Sprint Corporation			
7.25% Notes due 2021	7.250%	09/15/2021	$ 2,250
7.875% Notes due 2023	7.875%	09/15/2023	4,250
7.125% Notes due 2024	7.125%	06/15/2024	2,500
7.625% Notes due 2025	7.625%	02/15/2025	1,500
Sprint Corporation			**10,500**
Sprint Communications, Inc.			
Export Development Canada Facility (Tranche 2)	4.155%	12/15/2015	500
Export Development Canada Facility (Tranche 3)	3.655%	12/17/2019	300
6% Senior Notes due 2016	6.000%	12/01/2016	2,000
9.125% Senior Notes due 2017	9.125%	03/01/2017	1,000
8.375% Senior Notes due 2017	8.375%	08/15/2017	1,300
9% Guaranteed Notes due 2018	9.000%	11/15/2018	3,000
7% Guaranteed Notes due 2020	7.000%	03/01/2020	1,000
7% Senior Notes due 2020	7.000%	08/15/2020	1,500
11.5% Senior Notes due 2021	11.500%	11/15/2021	1,000
9.25% Debentures due 2022	9.250%	04/15/2022	200
6% Senior Notes due 2022	6.000%	11/15/2022	2,280
Sprint Communications, Inc.			**14,080**
Sprint Capital Corporation			
6.9% Senior Notes due 2019	6.900%	05/01/2019	1,729
6.875% Senior Notes due 2028	6.875%	11/15/2028	2,475
8.75% Senior Notes due 2032	8.750%	03/15/2032	2,000
Sprint Capital Corporation			**6,204**
Clearwire Communications LLC			
14.75% First-Priority Senior Secured Notes due 2016	14.750%	12/01/2016	300
8.25% Exchangeable Notes due 2040	8.250%	12/01/2040	629
Clearwire Communications LLC			**929**
Secured Equipment Credit Facilities	1.805% - 2.397%	2017 - 2022	**956**
Tower financing obligation	6.092%	09/30/2021	**261**
Capital lease obligations and other		2015 - 2023	**174**
TOTAL PRINCIPAL			**33,104**
Net premiums			**1,026**
TOTAL DEBT			**$ 34,130**



*This table excludes (i) our unsecured revolving bank credit facility, which will expire in 2018 and has no outstanding balance, (ii) $438 million in letters of credit outstanding under the unsecured revolving bank credit facility, and (iii) all capital leases and other financing obligations.

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) Postpaid and prepaid connections from transactions are defined as retail postpaid and prepaid connections acquired from Clearwire in July 2013 who had not deactivated or been recaptured on the Sprint platform.

(2) Severance and exit costs are primarily associated with work force reductions, access terminations and costs related to exiting certain operations of Clearwire.

(3) As a result of the U.S. Cellular asset acquisition, we recorded a liability related to network shut-down costs, which primarily consisted of lease exit costs, for which we agreed to reimburse U.S. Cellular. During the first quarter of fiscal year 2015, we revised our estimate and, as a result, reduced the liability resulting in approximately $20 million of income.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

ABPU is average billings per user and calculated by dividing service revenue earned from customers plus installment plan billings and lease revenue by the sum of the monthly average number of connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid customer billings as it approximates the expected cash collections, including installment plan billings and lease revenue, per user each month.

ABPA is average billings per account and calculated by dividing service revenue earned from customers plus installment plan billings and lease revenue by the sum of the monthly average number of accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid customer billings per account as it approximates the expected cash collections, including installment plan billings and lease revenue, per account each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and amounts included as investments in Sprint Communications, Inc. during the period, if applicable. We believe that Free Cash Flow provides useful information to investors, analysts and our management about the cash generated by our core operations after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and, if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2015. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served more than 57 million connections as of June 30, 2015 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Sprint has been named to the Dow Jones Sustainability Index (DJSI) North America for the past four years. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.